ITEM 77C: Matters submitted to a vote of security holders

           Morgan Stanley 21st Century Trend Fund

      On September 17, 2003, as adjourned to September 30, 2003, a Special Meeting of Shareholders of Morgan Stanley 21st Century Trend Fund ("21st Century") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between 21st Century and Morgan Stanley American Opportunities Fund ("American Opportunities"), pursuant to which substantially all of the assets of 21st Century would be combined with those of American Opportunities and shareholders of 21st Century would become shareholders of American Opportunities receiving shares of American Opportunities with a value equal to the value of their holdings in 21st Century. On April 24, 2003 the Board of Trustees unanimously approved the Reorganization Agreement, and on September 30, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shareholders of 21st Century present in person or represented by proxy and entitled to vote at the meeting.

      On September 30, 2003, the Reorganization Plan between
21st   Century  and  American  Opportunities  was  completed
according  to  the  terms  set  forth  above  and   in   the
Reorganization Agreement.

For:     13,139,483.035             Against:     715,383.972
Abstain:  826,489.767